82-00057



TransCanada
In business to deliver




06019515

TransCanada PipeLines Tower
450 - 1st Street S.W.
Calgary, Alberta T2P 5H1

tel (403) 920-7679
fax (403) 920-2467
email lilian_ceri@transcanada.com

December 19, 2006

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.


SEC MAIL PROCESSING
RECEIVED
DEC 20 2006
WASH. D.C.
160
SECTION

Attention: Filing Desk, Stop 1-4

SUPPL

Dear Sirs:

Re: News Release for TC PipeLines, LP

Please find enclosed a news release issued by TC PipeLines, LP in the United States via CCN Matthews on December 19, 2006. This press release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Lilian Ceri
Legal Assistant,
Corporate Secretarial

PROCESSED
JAN 04 2007
THOMSON FINANCIAL

/lc
Enclosure

TC PipeLines, LP

NewsRelease

TC PipeLines, LP acquires Tuscarora Gas Transmission Company

Calgary, Alberta – December 19, 2006 – (Nasdaq: TCLP) – TC PipeLines, LP (the Partnership) today announced it has closed its acquisition of Sierra Pacific Resources' 50 per cent interest in Tuscarora Gas Transmission Company (Tuscarora) for approximately US$100 million. The Partnership has also indirectly assumed US$37 million of Tuscarora debt. TC PipeLines, LP now owns or controls 99 per cent of Tuscarora. TransCanada Corporation (TransCanada), the parent company of the Partnership's general partner, TC PipeLines GP, Inc., indirectly holds a 1 per cent ownership interest.

"Tuscarora is a high quality asset with a strong long-term contract profile, rate stability and a history of steady organic growth," said Russ Girling, president and chief executive officer of TC PipeLines GP, Inc., general partner of TC PipeLines, LP. "These attributes, combined with the Partnership's existing ownership of Tuscarora and the pipeline's physical connection to TransCanada's system, make Tuscarora an excellent investment for TC PipeLines LP, and our unit holders."

The Partnership also announced the closing of a US$410 million senior credit facility. Borrowings under the credit facility will bear interest based, at the Partnership's election, on the London interbank offered rate (LIBOR) or the prime rate plus, in either case, an applicable margin. The effective interest rate as at the closing of the credit facility on December 12, 2006 was 6.07 per cent. This represents a decrease in the interest rate from the previous rate of 6.325 per cent. The facility was used to refinance an existing bridge facility and to finance the acquisition of the additional ownership interest in Tuscarora. The Partnership has the right to make optional repayments on the facility. The facility has a five-year term subject to two one-year extensions.

Tuscarora owns a 240-mile, 20-inch diameter, United States interstate pipeline system with a subscribed capacity of approximately 180 MMcf/d. The Tuscarora pipeline system originates at an interconnection point with existing facilities of TransCanada's Gas Transmission Northwest System near Malin, Oregon and runs southeast through northeastern California and northwestern Nevada, terminating near Wadsworth, Nevada.

Tuscarora has firm transportation contracts for over 95 per cent of its available contracted capacity. A subsidiary of Sierra Pacific Resources holds contracts representing 69 per cent of the total available capacity, the majority of which expires on October 31, 2017.


SEC MAIL PROCESSING
RECEIVED
DEC 2 0 2006
WASH. D.C.
160
SECTION